東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 16 2006
WASH, D.C.
213

2nd June, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

06014463

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g(3)-2(b)
<u>Under the Securities Exchange Act of 1934 (the "Act")</u>

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 1st June, 2006.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

王興東

Wang Xingdong
Managing Director
Enclosures

PROCESSED
JUN 20 2006
THOMSON
FINANCIAL

dw 6/19

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of the Company dated 31st May, 2004 in relation to, amongst other things, the continuing connected transaction under the Previous Tenancy Agreement made between Texion as landlord and Brena as tenant regarding Premises I. As the Previous Tenancy Agreement has expired on 31st May, 2006, Brena has on 1st June, 2006 entered into the Tenancy Agreement with Texion for a further term of 2 years from 1st June, 2006 to 31st May, 2008.

As disclosed in the Company's 2005 annual report, Cheemimet (as licensor) and EEL (as licensee) has on 21st June, 2004 entered into the Previous Licence Agreement for the occupancy of Premises II which has expired on 31st May, 2006. EEL has on 1st June, 2006 entered into the Licence Agreement with Cheemimet for a further period from 1st June, 2006 to 15th May, 2007.

Both Texion and Cheemimet are wholly-owned subsidiaries of Minmetals HK and Minmetals HK is indirectly interested in approximately 53.95% of the entire issued share capital of the Company as at the date of this announcement. Accordingly, the Agreements constitute continuing connected transactions of the Company. Pursuant to the Listing Rules, the Agreements should be aggregated.

Since (i) the aggregate sum of the annual rent and the service, management and air-conditioning charges payable by Brena under the Tenancy Agreement, and (ii) the aggregate sum of the total licence fee and the management fee payable by EEL under the Licence Agreement represent less than 2.5% of the applicable percentage ratios of the Company, no independent shareholders' approval is required. Pursuant to Rule 14A.46 of the Listing Rules, details of the Agreements will be included in the published annual reports and financial statements of the Company of each of the relevant financial years.

BACKGROUND

Reference is made to the announcement of the Company dated 31st May, 2004 in relation to, amongst other things, the continuing connected transaction under the Previous Tenancy Agreement made between Texion as landlord and Brena as tenant regarding Premises I. As the Previous Tenancy Agreement has expired on 31st May, 2006, Brena has on 1st June, 2006 entered into the Tenancy Agreement with Texion for a further term of 2 years from 1st June, 2006 to 31st May, 2008.

As disclosed in the Company's 2005 annual report, Cheemimet (as licensor) and EEL (as licensee) has on 21st June, 2004 entered into the Previous Licence Agreement for the occupancy of Premises II which has expired on 31st May, 2006. EEL has on 1st June, 2006 entered into the Licence Agreement with Cheemimet for a further period from 1st June, 2006 to 15th May, 2007.

THE TENANCY AGREEMENT

Date:	1st June, 2006
Parties:	Texion as landlord and Brena as tenant
Premises:	18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon
Period:	2 years from 1st June, 2006 to 31st May, 2008
Rent:	The rent (exclusive of rates, service, management and air-conditioning charges) shall be HK$92,688.00 per calendar month
Tenant's share of service, management and air-conditioning charges:	HK$24,331.00 per calendar month

The aggregate sum of the annual rent and the service, management and air-conditioning charges payable by Brena under the Tenancy Agreement is HK$1,404,228.00.

THE LICENCE AGREEMENT

Date:	1st June, 2006
Parties:	Cheemimet as licensor and EEL as licensee
Premises:	certain portions of 16th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon

Period:	From 1st June, 2006 to 15th May, 2007
Licence fee:	The licence fee (exclusive of rates, management fee and other outgoings) shall be HK$26,068.50 per calendar month
Licensee's share of management fee:	HK$6,843.10 per calendar month

The total sum of the licence fee and management fee payable by EEL under the Licence Agreement is HK$377,952.57.

The terms of the Agreements were agreed by the parties after arm's length negotiation and are on normal commercial terms. The monthly rent/licence fee were determined with reference to the rent payable by the other tenants of the China Minmetals Tower and is in line with the prevailing open market rent of other premises with conditions comparable to those of Premises I and Premises II.

REASONS FOR THE CONTINUING CONNECTED TRANSACTION

The Company has been occupying Premises I as its head office since 2001 and EEL has been occupying Premises II as its head office since 2004. The Directors (including the independent non-executive Directors) consider that the terms of the Agreements are fair and reasonable so far as the Company and its shareholders are concerned.

INFORMATION ON THE GROUP, TEXION AND CHEEMIMET

The Group is principally engaged in real estate development, specialised construction, property leasing, manufacturing and trading and securities investment and trading businesses.

Both Texion and Cheemimet are wholly-owned subsidiaries of Minmetals HK. Texion is principally engaged in property investment and is the sole owner of China Minmetals Tower. The principal activities of Cheemimet are investment holding and property investment.

CONTINUING CONNECTED TRANSACTION

Both Texion and Cheemimet are wholly-owned subsidiaries of Minmetals HK and Minmetals HK is indirectly interested in approximately 53.95% of the entire issued share capital of the Company as at the date of this announcement. Accordingly, the Agreements constitute continuing connected transactions of the Company. Pursuant to the Listing Rules, the Agreements should be aggregated.

Since (i) the aggregate sum of the annual rent and the service, management and air-conditioning charges payable by Brena under the Tenancy Agreement, and (ii) the total sum of the licence fee and the management fee payable by EEL under the Licence Agreement represent less than 2.5% of the applicable percentage ratios of the Company, no independent shareholders' approval is required. Pursuant to Rule 14A.46 of the Listing Rules, details of the Agreements will be included in the published annual reports and financial statements of the Company of each of the relevant financial years.

"Agreements"	the Licence Agreement and the Tenancy Agreement
"Brena"	Brena Company Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"Cheemimet"	Cheemimet Finance Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Minmetals HK
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Directors"	the directors (including the independent non-executive directors) of the Company
"EEL"	Enful Engineering Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Licence Agreement"	the licence agreement dated 1st June, 2006 entered into between Cheemimet as licensor and EEL as licensee
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Minmetals HK"	China Minmetals H.K. (Holdings) Limited, a company incorporated in Hong Kong with limited liability
"Premises I"	the premises situated at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
"Premises II"	certain portions of 16th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
"Previous Licence Agreement"	the licence agreement dated 21st June, 2004 entered into between Cheemimet as licensor and EEL as licencee
"Previous Tenancy Agreement"	the tenancy agreement dated 31st May, 2004 entered into between Texion as landlord and Brena as tenant

"Tenancy Agreement"	the tenancy agreement dated 1st June, 2006 entered into between Texion as landlord and Brena as tenant
"Texion"	Texion Development Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Minmetals HK

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 1st June, 2006

As at the date hereof, the board of Directors of the Company comprises eight Directors, namely, Mr. Zhou Zhongshu^, Mr. Wang Xingdong#, Mr. Yan Xichuan#, Mr. Qian Wenchao#, Ms. He Xiaoli#, Mr. Lam Chun, Daniel+, Mr. Selwyn Mar+ and Ms. Tam Wai Chu, Maria+.

Executive Director
^ *Non-executive Director*
\+ *Independent non-executive Director*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of the Company dated 31st May, 2004 in relation to, amongst other things, the continuing connected transaction under the Previous Tenancy Agreement made between Texion as landlord and Brena as tenant regarding Premises I. As the Previous Tenancy Agreement has expired on 31st May, 2006, Brena has on 1st June, 2006 entered into the Tenancy Agreement with Texion for a further term of 2 years from 1st June, 2006 to 31st May, 2008.

As disclosed in the Company's 2005 annual report, Cheemimet (as licensor) and EEL (as licensee) has on 21st June, 2004 entered into the Previous Licence Agreement for the occupancy of Premises II which has expired on 31st May, 2006. EEL has on 1st June, 2006 entered into the Licence Agreement with Cheemimet for a further period from 1st June, 2006 to 15th May, 2007.

Both Texion and Cheemimet are wholly-owned subsidiaries of Minmetals HK and Minmetals HK is indirectly interested in approximately 53.95% of the entire issued share capital of the Company as at the date of this announcement. Accordingly, the Agreements constitute continuing connected transactions of the Company. Pursuant to the Listing Rules, the Agreements should be aggregated.

Since (i) the aggregate sum of the annual rent and the service, management and air-conditioning charges payable by Brena under the Tenancy Agreement, and (ii) the aggregate sum of the total licence fee and the management fee payable by EEL under the Licence Agreement represent less than 2.5% of the applicable percentage ratios of the Company, no independent shareholders' approval is required. Pursuant to Rule 14A.46 of the Listing Rules, details of the Agreements will be included in the published annual reports and financial statements of the Company of each of the relevant financial years.

BACKGROUND

Reference is made to the announcement of the Company dated 31st May, 2004 in relation to, amongst other things, the continuing connected transaction under the Previous Tenancy Agreement made between Texion as landlord and Brena as tenant regarding Premises I. As the Previous Tenancy Agreement has expired on 31st May, 2006, Brena has on 1st June, 2006 entered into the Tenancy Agreement with Texion for a further term of 2 years from 1st June, 2006 to 31st May, 2008.

As disclosed in the Company's 2005 annual report, Cheemimet (as licensor) and EEL (as licensee) has on 21st June, 2004 entered into the Previous Licence Agreement for the occupancy of Premises II which has expired on 31st May, 2006. EEL has on 1st June, 2006 entered into the Licence Agreement with Cheemimet for a further period from 1st June, 2006 to 15th May, 2007.

THE TENANCY AGREEMENT

Date:	1st June, 2006
Parties:	Texion as landlord and Brena as tenant
Premises:	18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon
Period:	2 years from 1st June, 2006 to 31st May, 2008
Rent:	The rent (exclusive of rates, service, management and air-conditioning charges) shall be HK$92,688.00 per calendar month
Tenant's share of service, management and air-conditioning charges:	HK$24,331.00 per calendar month

The aggregate sum of the annual rent and the service, management and air-conditioning charges payable by Brena under the Tenancy Agreement is HK$1,404,228.00.

THE LICENCE AGREEMENT

Date:	1st June, 2006
Parties:	Cheemimet as licensor and EEL as licensee
Premises:	certain portions of 16th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon

Period:	From 1st June, 2006 to 15th May, 2007
Licence fee:	The licence fee (exclusive of rates, management fee and other outgoings) shall be HK$26,068.50 per calendar month
Licensee's share of management fee:	HK$6,843.10 per calendar month

The total sum of the licence fee and management fee payable by EEL under the Licence Agreement is HK$377,952.57.

The terms of the Agreements were agreed by the parties after arm's length negotiation and are on normal commercial terms. The monthly rent/licence fee were determined with reference to the rent payable by the other tenants of the China Minmetals Tower and is in line with the prevailing open market rent of other premises with conditions comparable to those of Premises I and Premises II.

REASONS FOR THE CONTINUING CONNECTED TRANSACTION

The Company has been occupying Premises I as its head office since 2001 and EEL has been occupying Premises II as its head office since 2004. The Directors (including the independent non-executive Directors) consider that the terms of the Agreements are fair and reasonable so far as the Company and its shareholders are concerned.

INFORMATION ON THE GROUP, TEXION AND CHEEMIMET

The Group is principally engaged in real estate development, specialised construction, property leasing, manufacturing and trading and securities investment and trading businesses.

Both Texion and Cheemimet are wholly-owned subsidiaries of Minmetals HK. Texion is principally engaged in property investment and is the sole owner of China Minmetals Tower. The principal activities of Cheemimet are investment holding and property investment.

CONTINUING CONNECTED TRANSACTION

Both Texion and Cheemimet are wholly-owned subsidiaries of Minmetals HK and Minmetals HK is indirectly interested in approximately 53.95% of the entire issued share capital of the Company as at the date of this announcement. Accordingly, the Agreements constitute continuing connected transactions of the Company. Pursuant to the Listing Rules, the Agreements should be aggregated.

Since (i) the aggregate sum of the annual rent and the service, management and air-conditioning charges payable by Brena under the Tenancy Agreement, and (ii) the total sum of the licence fee and the management fee payable by EEL under the Licence Agreement represent less than 2.5% of the applicable percentage ratios of the Company, no independent shareholders' approval is required. Pursuant to Rule 14A.46 of the Listing Rules, details of the Agreements will be included in the published annual reports and financial statements of the Company of each of the relevant financial years.

"Agreements"	the Licence Agreement and the Tenancy Agreement
"Brena"	Brena Company Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"Cheemimet"	Cheemimet Finance Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Minmetals HK
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Directors"	the directors (including the independent non-executive directors) of the Company
"EEL"	Enful Engineering Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Licence Agreement"	the licence agreement dated 1st June, 2006 entered into between Cheemimet as licensor and EEL as licensee
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Minmetals HK"	China Minmetals H.K. (Holdings) Limited, a company incorporated in Hong Kong with limited liability
"Premises I"	the premises situated at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
"Premises II"	certain portions of 16th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
"Previous Licence Agreement"	the licence agreement dated 21st June, 2004 entered into between Cheemimet as licensor and EEL as licencee
"Previous Tenancy Agreement"	the tenancy agreement dated 31st May, 2004 entered into between Texion as landlord and Brena as tenant

"Tenancy Agreement"	the tenancy agreement dated 1st June, 2006 entered into between Texion as landlord and Brena as tenant
"Texion"	Texion Development Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Minmetals HK

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 1st June, 2006

As at the date hereof, the board of Directors of the Company comprises eight Directors, namely, Mr. Zhou Zhongshu^, Mr. Wang Xingdong#, Mr. Yan Xichuan#, Mr. Qian Wenchao#, Ms. He Xiaoli#, Mr. Lam Chun, Daniel+, Mr. Selwyn Mar+ and Ms. Tam Wai Chu, Maria+.

Executive Director
^ *Non-executive Director*
+ *Independent non-executive Director*

並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：230)

持續關連交易

謹此提述本公司日期為二零零四年五月三十一日有關(其中包括)企元(作為業主)及爭輝(作為租戶)簽訂有關物業I之原租賃協議之持續關連交易公佈。鑒於原租賃協議已於二零零六年五月三十一日屆滿，爭輝已於二零零六年六月一日與企元簽訂一份續租兩年之該租賃協議，由二零零六年六月一日起至二零零八年五月三十一日止。

根據本公司二零零五年年報披露，企榮(作為出租人)及銀豐工程(作為租賃人)於二零零四年六月二十一日簽訂有關物業II之原特許租賃協議。鑒於原特許租賃協議已於二零零六年五月三十一日屆滿，銀豐工程已於二零零六年六月一日與企榮簽訂該特許租賃協議，由二零零六年六月一日起至二零零七年五月十五日止。

企元及企榮均為香港五礦之全資附屬公司及於本公佈之日期，香港五礦間接持有本公司所有已發行股本約53.95%。因此，該等協議構成本公司之持續關連交易。根據上市規則，該等協議須合併計算。

由於(i)爭輝按照該租賃協議需支付之年租及服務費、管理費及空調費總額及(ii)銀豐工程按照該特許租賃協議需支付之特許租用費及管理費總額佔適用於本公司之百分比率少於2.5%，故無須獲得獨立股東的批准。根據上市規則第14A.46條，該等協議之詳情將刊載於本公司各相關財政年度之年報及財務報表內。

背景資料

謹此提述本公司日期為二零零四年五月三十一日有關(其中包括)企元(作為業主)及爭輝(作為租戶)簽訂有關物業I之原租賃協議之持續關連交易公佈。鑒於原租賃協議已於二零零六年五月三十一日屆滿，爭輝已於二零零六年六月一日與企元簽訂一份續租兩年之該租賃協議，由二零零六年六月一日起至二零零八年五月三十一日止。

根據本公司二零零五年年報披露，企榮(作為出租人)及銀豐工程(作為租賃人)於二零零四年六月二十一日簽訂有關物業II之原特許租賃協議。鑒於原特許租賃協議已於二零零六年五月三十一日屆滿，銀豐工程已於二零零六年六月一日與企榮簽訂該特許租賃協議，由二零零六年六月一日起至二零零七年五月十五日止。

該租賃協議

日期：　　　　二零零六年六月一日

訂約方：　　　　企元(作為業主)及爭輝(作為租戶)

租賃物業：　　　　九龍尖沙咀漆咸道南79號中國五礦大廈18樓

租約年期：　　　　由二零零六年六月一日至二零零八年五月三十一日為期兩年

租金：　　　　每月租金(不包括差餉、服務費、管理費及空調費)為92,688.00港元

租戶應付之服務費、管理費及空調費：　　　　每月24,331.00港元

爭輝按照該租賃協議需支付之年租及服務費、管理費及空調費總額約為1,404,228.00港元。

該特許租賃協議

日期：　　　　二零零六年六月一日

訂約方：　　　　企榮(作為出租人)及銀豐工程(作為租賃人)

租賃物業：　　　　九龍尖沙咀漆咸道南79號中國五礦大廈16樓部份面積

租約年期：　　　　由二零零六年六月一日至二零零七年五月十五日

特許租用費：　　　　每月特許租用費(不包括差餉、管理費及其他支出)為26,068.50港元

租賃人應付之管理費：　　　　每月6,843.10港元

銀豐工程按照該特許租賃協議需支付之特許租用費及管理費總額約為377,952.57港元。

該等協議之條款乃訂約雙方經公平磋商及按一般商業條款訂立。月租/特許租用費乃經參考中國五礦大廈之其他租戶所支付之租金金額釐定，並與物業I及物業II情況相類似之其他單位之現行公開市場租值一致。

持續關連交易之原因

本公司自二零零一年起已佔用物業I作為其總辦事處及銀豐工程自二零零四年起已佔用物業II作為其總辦事處。董事(包括獨立非執行董事)認為該等協議之條款就本公司及其股東而言屬公平合理。

本集團、企元及企榮之資料

本集團主要從事房地產發展、專業建築、物業租賃、製造及貿易和證券投資及買賣業務。

企元及企榮均為香港五礦之全資附屬公司。企元主要從事物業投資及為中國五礦大廈之唯一擁有人。企榮之主要業務為投資控股及物業投資。

持續關連交易

企元及企榮均為香港五礦之全資附屬公司及於本公佈之日期，香港五礦間接持有本公司所有已發行股本約53.95%。因此，該等協議構成本公司之持續關連交易。根據上市規則，該等協議須合併計算。

由於(i)爭輝按照該租賃協議需支付之年租及服務費、管理費及空調費總額及(ii)銀豐工程按照該特許租賃協議需支付之特許租用費及管理費總額佔適用於本公司之百分比率少於2.5%，故無須獲得獨立股東的批准。根據上市規則第14A.46條，該等協議之詳情將刊載於本公司各相關財政年度之年報及財務報表內。

釋義

「該等協議」	指	該特許租賃協議及該租賃協議
「爭輝」	指	爭輝有限公司，於香港註冊成立之有限公司，其為本公司之全資附屬公司
「企榮」	指	企榮財務有限公司，於香港註冊成立之有限公司，其為香港五礦之全資附屬公司
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市
「董事」	指	本公司之董事(包括獨立非執行董事)
「銀豐工程」	指	銀豐工程有限公司，於香港註冊成立之有限公司，其為本公司之全資附屬公司
「本集團」	指	本公司及其附屬公司
「該特許租賃協議」	指	日期為二零零六年六月一日由企榮(作為出租人)及銀豐工程(作為租賃人)簽訂之特許租賃協議
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「香港五礦」	指	中國五礦香港控股有限公司，於香港註冊成立之有限公司
「物業I」	指	位於香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓之單位

「物業II」	指	位於香港九龍尖沙咀漆咸道南79號中國五礦大廈16樓之部份面積
「原特許租賃協議」	指	日期為二零零四年六月二十一日由企榮（作為出租人）及銀豐工程（作為租賃人）簽訂之特許租賃協議
「原租賃協議」	指	日期為二零零四年五月三十一日由企元（作為業主）及爭輝（作為租戶）簽訂之租賃協議
「該租賃協議」	指	日期為二零零六年六月一日由企元（作為業主）及爭輝（作為租戶）簽訂之租賃協議
「企元」	指	企元國際有限公司，於香港註冊成立之有限公司，其為香港五礦之全資附屬公司

承董事會命
董事總經理
王幸東

香港，二零零六年六月一日

於本公佈之日期，董事會由八名董事組成，即周中樞先生^、王幸東先生#、閻西川先生#、錢文超先生#、何小麗女士#、林濬先生+、馬紹援先生+及譚惠珠女士+。

\# *執行董事*
^ *非執行董事*
\+ *獨立非執行董事*

* *僅供識別*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：230)

持續關連交易

謹此提述本公司日期為二零零四年五月三十一日有關(其中包括)企元(作為業主)及爭輝(作為租戶)簽訂有關物業I之原租賃協議之持續關連交易公佈。鑒於原租賃協議已於二零零六年五月三十一日屆滿，爭輝已於二零零六年六月一日與企元簽訂一份續租兩年之該租賃協議，由二零零六年六月一日起至二零零八年五月三十一日止。

根據本公司二零零五年年報披露，企榮(作為出租人)及銀豐工程(作為租賃人)於二零零四年六月二十一日簽訂有關物業II之原特許租賃協議。鑒於原特許租賃協議已於二零零六年五月三十一日屆滿，銀豐工程已於二零零六年六月一日與企榮簽訂該特許租賃協議，由二零零六年六月一日起至二零零七年五月十五日止。

企元及企榮均為香港五礦之全資附屬公司及於本公佈之日期，香港五礦間接持有本公司所有已發行股本約53.95%。因此，該等協議構成本公司之持續關連交易。根據上市規則，該等協議須合併計算。

由於(i)爭輝按照該租賃協議需支付之年租及服務費、管理費及空調費總額及(ii)銀豐工程按照該特許租賃協議需支付之特許租用費及管理費總額佔適用於本公司之百分比率少於2.5%，故無須獲得獨立股東的批准。根據上市規則第14A.46條，該等協議之詳情將刊載於本公司各相關財政年度之年報及財務報表內。

背景資料

謹此提述本公司日期為二零零四年五月三十一日有關(其中包括)企元(作為業主)及爭輝(作為租戶)簽訂有關物業I之原租賃協議之持續關連交易公佈。鑒於原租賃協議已於二零零六年五月三十一日屆滿，爭輝已於二零零六年六月一日與企元簽訂一份續租兩年之該租賃協議，由二零零六年六月一日起至二零零八年五月三十一日止。

根據本公司二零零五年年報披露，企榮(作為出租人)及銀豐工程(作為租賃人)於二零零四年六月二十一日簽訂有關物業II之原特許租賃協議。鑒於原特許租賃協議已於二零零六年五月三十一日屆滿，銀豐工程已於二零零六年六月一日與企榮簽訂該特許租賃協議，由二零零六年六月一日起至二零零七年五月十五日止。

該租賃協議

日期： 二零零六年六月一日

訂約方： 企元(作為業主)及爭輝(作為租戶)

租賃物業： 九龍尖沙咀漆咸道南79號中國五礦大廈18樓

租約年期： 由二零零六年六月一日至二零零八年五月三十一日為期兩年

租金： 每月租金(不包括差餉、服務費、管理費及空調費)為92,688.00港元

租戶應付之服務費、管理費及空調費： 每月24,331.00港元

爭輝按照該租賃協議需支付之年租及服務費、管理費及空調費總額約為1,404,228.00港元。

該特許租賃協議

日期： 二零零六年六月一日

訂約方： 企榮(作為出租人)及銀豐工程(作為租賃人)

租賃物業： 九龍尖沙咀漆咸道南79號中國五礦大廈16樓部份面積

租約年期： 由二零零六年六月一日至二零零七年五月十五日

特許租用費： 每月特許租用費(不包括差餉、管理費及其他支出)為26,068.50港元

租賃人應付之管理費： 每月6,843.10港元

銀豐工程按照該特許租賃協議需支付之特許租用費及管理費總額約為377,952.57港元。

該等協議之條款乃訂約雙方經公平磋商及按一般商業條款訂立。月租/特許租用費乃經參考中國五礦大廈之其他租戶所支付之租金金額釐定，並與物業I及物業II情況相類似之其他單位之現行公開市場租值一致。

持續關連交易之原因

本公司自二零零一年起已佔用物業I作為其總辦事處及銀豐工程自二零零四年起已佔用物業II作為其總辦事處。董事(包括獨立非執行董事)認為該等協議之條款就本公司及其股東而言屬公平合理。

本集團、企元及企榮之資料

本集團主要從事房地產發展、專業建築、物業租賃、製造及貿易和證券投資及買賣業務。

企元及企榮均為香港五礦之全資附屬公司。企元主要從事物業投資及為中國五礦大廈之唯一擁有人。企榮之主要業務為投資控股及物業投資。

持續關連交易

企元及企榮均為香港五礦之全資附屬公司及於本公佈之日期，香港五礦間接持有本公司所有已發行股本約53.95%。因此，該等協議構成本公司之持續關連交易。根據上市規則，該等協議須合併計算。

由於(i)爭輝按照該租賃協議需支付之年租及服務費、管理費及空調費總額及(ii)銀豐工程按照該特許租賃協議需支付之特許租用費及管理費總額佔適用於本公司之百分比率少於2.5%，故無須獲得獨立股東的批准。根據上市規則第14A.46條，該等協議之詳情將刊載於本公司各相關財政年度之年報及財務報表內。

釋義

「該等協議」	指	該特許租賃協議及該租賃協議
「爭輝」	指	爭輝有限公司，於香港註冊成立之有限公司，其為本公司之全資附屬公司
「企榮」	指	企榮財務有限公司，於香港註冊成立之有限公司，其為香港五礦之全資附屬公司
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市
「董事」	指	本公司之董事(包括獨立非執行董事)
「銀豐工程」	指	銀豐工程有限公司，於香港註冊成立之有限公司，其為本公司之全資附屬公司
「本集團」	指	本公司及其附屬公司
「該特許租賃協議」	指	日期為二零零六年六月一日由企榮(作為出租人)及銀豐工程(作為租賃人)簽訂之特許租賃協議
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「香港五礦」	指	中國五礦香港控股有限公司，於香港註冊成立之有限公司
「物業I」	指	位於香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓之單位

「物業II」	指	位於香港九龍尖沙咀漆咸道南79號中國五礦大廈16樓之部份面積
「原特許租賃協議」	指	日期為二零零四年六月二十一日由企榮（作為出租人）及銀豐工程（作為租賃人）簽訂之特許租賃協議
「原租賃協議」	指	日期為二零零四年五月三十一日由企元（作為業主）及爭輝（作為租戶）簽訂之租賃協議
「該租賃協議」	指	日期為二零零六年六月一日由企元（作為業主）及爭輝（作為租戶）簽訂之租賃協議
「企元」	指	企元國際有限公司，於香港註冊成立之有限公司，其為香港五礦之全資附屬公司

承董事會命
董事總經理
王幸東

香港，二零零六年六月一日

於本公佈之日期，董事會由八名董事組成，即周中樞先生^、王幸東先生#、閻西川先生#、錢文超先生#、何小麗女士#、林濬先生+、馬紹援先生+及譚惠珠女士+。

\# *執行董事*
^ *非執行董事*
\+ *獨立非執行董事*

* *僅供識別*